UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024

Commission File Number: 001-41330
PropertyGuru Group Limited
Paya Lebar Quarter 1
Paya Lebar Link
#12-01/04
Singapore 408533
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form  40-F  ☐

NOTICE OF EXTRAORDINARY GENERAL MEETING
PropertyGuru Group Limited (the “Company” or “PropertyGuru”) will disseminate a Notice of Extraordinary General Meeting of Shareholders of the Company (the “Notice”), together with the proxy statement accompanying the Notice (the “Proxy Statement”), with attached annexes (collectively, the “Proxy Materials”), to PropertyGuru shareholders of record as of 5:00 pm Cayman Islands time on September 9, 2024. The Proxy Materials are included in this report on Form 6-K.
The Extraordinary General Meeting (the “EGM”) will be held at 9:00 am (New York City time) on October 9, 2024 virtually via live webcast at https://www.cstproxy.com/propertyguru/2024 and for the purposes of the amended and restated memorandum and articles of association of the Company, the place of the Meeting shall be deemed to be Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533, but PropertyGuru shareholders will not be able to attend the EGM physically at such location. The EGM will be held to, among other things, approve and authorize (i) the execution, delivery and performance by the Company of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 16, 2024, by and among the Company, Hedychium Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Hedychium Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), a copy of which is included as Annex A to the Proxy Statement; (ii) the execution, delivery and performance of the Plan of Merger, a copy of which is attached as Annex B to the Proxy Statement, and the other agreements or documents contemplated thereby or any documents or instruments delivered in connection thereunder to which the Company is a party, and the consummation of the transactions contemplated by the Merger Agreement (collectively, the “Transactions”); (iii) upon the Effective Time (as defined in the Proxy Statement): (x) the adoption of the second amended and restated memorandum and articles of association of the Company in the form annexed to the Plan of Merger; and (y) the alteration and consolidation of the authorized share capital of the Company from $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 per each share, to $50,000 divided into 5,000,000 shares of a par value $0.01 per share.
Cautionary Note Regarding Forward-Looking Statements
Forward-looking statements in this announcement, which are not historical facts, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the Transactions involving the Company, Parent and Merger Sub. In some cases, readers can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to consummate the Transactions in a timely manner or at all; the satisfaction (or waiver) of closing conditions to the consummation of the Transactions; potential delays in consummating the Transactions; the ability of the Company to timely and successfully achieve the anticipated benefits of the Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Transactions; the Company’s ability to implement its business strategy; significant transaction costs associated with the Transactions; potential litigation relating to the Transactions; the risk that disruptions from the Transactions will harm the Company’s business, including current plans and operations; the ability of the Company to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; legislative, regulatory and economic developments affecting the Company’s business; changes in domestic and foreign business, market, financial, political and legal conditions; the evolving legal, regulatory and tax regimes under which the Company operates; potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions that could affect the Company’s financial performance; restrictions during the pendency of the Transactions that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; competitive pressures in and any disruption to the industry in which the Company and its subsidiaries operates, as well as the Company’s response to any of the aforementioned factors; and other risks discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. Readers are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date of this announcement. The Company does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If the Company updates one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this announcement does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.
Additional Information and Where to Find It
In connection with the Transactions, the Company intends to file or furnish relevant materials with or to the SEC, including the Proxy Materials furnished on this Form 6-K. Promptly after furnishing this Form 6-K to the SEC, the Company will mail or otherwise provide the Proxy Materials to each of its shareholders entitled to vote at the EGM. This communication is not a substitute for the Proxy Materials or any other document that the Company may file or furnish with or to the SEC or disseminate to its shareholders in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT THE COMPANY WILL FILE OR FURNISHED WITH OR TO THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. The Proxy Materials and other relevant materials in connection with the Transactions (when they become available), and any other documents filed or furnished with or to the SEC by the Company, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Company’s website at https://investors.propertygurugroup.com.
Participants in the Solicitation
The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Transactions. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the Proxy Materials furnished on this Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of PropertyGuru Group Limited to be held on October 9, 2024 and the Proxy Statement related thereto, with attached annexes.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED

Date: September 16, 2024	By:	/s/ Hari V. Krishnan
	Name:	Hari V. Krishnan
	Title:	Chief Executive Officer and Managing Director